Filed Pursuant to Rule 433

Registration Statement No. 333-197145

PRICING TERM SHEET

Dated December 9, 2014

Envestnet, Inc.

1.75% Convertible Notes due 2019

The information in this pricing term sheet relates to Envestnet, Inc.’s offering (the “Offering”) of its 1.75% Convertible Notes due 2019 (the “Notes”) and should be read together with the preliminary prospectus supplement dated December 8, 2014 (including the documents incorporated by reference therein and the base prospectus dated July 1, 2014 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Envestnet, Inc. (NYSE: ENV)

Securities Offered:	1.75% Convertible Notes due 2019

Offering Size:	$150,000,000 aggregate principal amount (or $172,500,000 aggregate principal amount if the underwriters exercise their over-allotment option in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	3.00% of the principal amount

Use of Proceeds:

The Issuer estimates that the net proceeds from the sale of the Notes, after deducting underwriting discounts and offering expenses, will be approximately $145.1 million or approximately $166.9 million assuming the underwriters exercise their over-allotment option in full. The Issuer intends to use the proceeds from the Offering for general corporate purposes, including for selective strategic investments through acquisitions, alliances or other transactions.  See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Trade Date:	December 10, 2014

Settlement Date:	December 15, 2014

Maturity:	December 15, 2019, unless earlier purchased or converted

Interest Rate:	1.75% per year payable semiannually in arrears in cash

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2015

No Redemption:	The Issuer may not redeem the Notes prior to maturity and no sinking fund is provided with respect to the Notes.

NYSE Last Reported
Sale Price on December 9, 2014:	$47.46 per share of the Issuer’s common stock (the “Common Stock”)

Initial Conversion Rate:	15.9022 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $62.88 per share of Common Stock

Conversion Premium:	Approximately 32.5% above the NYSE Last Reported Sale Price on December 9, 2014

Adjustment to Conversion Rate
upon Conversion in Connection
with a Make-Whole
Fundamental Change:

The following table sets forth the number of additional shares (as defined under “Description of Notes—Adjustment to the Conversion Rate Upon Conversion in Connection with a Make-whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$47.46	$50.00	$55.00	$60.00	$62.88	$65.00	$75.00	$85.00	$100.0	$115.00	$130.00	$150.00	$175.00	$200.00
December 15, 2014	5.1681	4.5984	3.6903	2.9969	2.6700	2.4597	1.7034	1.2171	0.7700	0.5081	0.3452	0.2115	0.0979	0.0458
December 15, 2015	5.1681	4.6396	3.6637	2.9258	2.5812	2.3607	1.5804	1.0934	0.6627	0.4220	0.2785	0.1653	0.0699	0.0291
December 15, 2016	5.1681	4.6072	3.5541	2.7681	2.4058	2.1760	1.3814	0.9079	0.5139	0.3099	0.1964	0.1120	0.0402	0.0130
December 15, 2017	5.1681	4.5180	3.3599	2.5111	2.1274	1.8875	1.0890	0.6502	0.3241	0.1784	0.1071	0.0591	0.0152	0.0016
December 15, 2018	5.1681	4.2736	2.9544	2.0164	1.6090	1.3620	0.6110	0.2768	0.0963	0.0447	0.0271	0.0163	0.0012	0.0000
December 15, 2019	5.1681	4.0978	2.2796	0.7645	0.0011	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•      If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•      If the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•      If the stock price is less than $47.46 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 21.0703 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments”  in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	29404K AA4 / US29404KAA43

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated
Credit Suisse Securities (USA) LLC
BMO Capital Markets Corp.

Co-Managers:	Sandler O’Neill & Partners, L.P.
Sterne, Agee & Leach, Inc.
William Blair & Company, L.L.C.

Additional Information:

The Issuer has been advised by the underwriters that, prior to entering into the underwriting agreement relating to the offering, on December 9, 2014, one of the underwriters purchased, on behalf of the underwriting syndicate, 11,538 shares of the Issuer’s common stock at a weighted average price of $47.35 per share in stabilizing transactions.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at (415) 364-2720 or by email to syndprospectus@stifel.com; or by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037, or by email to  newyork.prospectus@credit-suisse.com; or by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 27th Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email to bmoprospectus@bmo.com.

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